UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 7)

Farmers and Merchants Bancshares, Inc.
(Name of Issuer)

Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

308856103
(CUSIP Number)

Barry J. Renbaum 3921 Butler Road Reisterstown, Maryland 21136 (410) 526-1453
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 27, 2024
(Date of Event which Requires Filing of this Statement)

Cusip No. 308856103	Schedule 13D/A	Page 2 of 8 Pages

1	Name of Reporting Person
Barry J. Renbaum
2	Check The Appropriate Box If A Member Of A Group	(a) [ ] (b) [ ]
3	SEC Use Only
4	Source Of Funds
PF
5	Check If Disclosure of Legal Proceedings is Required Pursuant to Items 2 (d) or 2 (e) [ ]
6	Citizenship Or Place Of Organization
United States Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	Sole Voting Power 0 Shares
	8	Shared Voting Power
314,617 (1)
	9	Sole Dispositive Power
0 Shares
	10	Shared Dispositive Power
314,617 (1)

11	Aggregate Amount Beneficially Owned By Each Reporting Person
314,617 Shares (1)
12	Check If The Aggregate Amount In Row (11) Excludes Certain Shares [ ]
13	Percent Of Class Represented By Amount In Row (11)
10.1% (2)
14	Type Of Reporting Person
IN

(1) Barry J. Renbaum purchased the shares referenced in Items 8, 10, and 11 in joint tenancy with his wife, Carol E. Renbaum. Accordingly, each said spouse individually and directly owns an indivisible beneficial interest in the whole of said shares and with it share co-equal rights to vote and to dispose of said shares.

(2) Based upon 3,145,974 shares of Common Stock outstanding on September 30, 2024 as reported in Issuer’s 10Q.

Cusip No. 308856103	Schedule 13D/A	Page 3 of 8 Pages

1	Name of Reporting Person
Carol E. Renbaum
2	Check The Appropriate Box If A Member Of A Group	(a) [ ] (b) [ ]
3	SEC Use Only
4	Source Of Funds
PF
5	Check If Disclosure of Legal Proceedings is Required Pursuant to Items 2 (d) or 2 (e) [ ]
6	Citizenship Or Place Of Organization
United States Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	Sole Voting Power 0 Shares (1)
	8	Shared Voting Power
314,617 (1)
	9	Sole Dispositive Power
0 Shares (1)
	10	Shared Dispositive Power
314,617 (1)

11	Aggregate Amount Beneficially Owned By Each Reporting Person
314,617 Shares (1)
12	Check If The Aggregate Amount In Row (11) Excludes Certain Shares [ ]
13	Percent Of Class Represented By Amount In Row (11)
10.1% (2)
14	Type Of Reporting Person
IN

(1) Carol E. Renbaum purchased the shares referenced in Items 8, 10, and 11 in joint tenancy with her husband, Barry J. Renbaum. Accordingly, each said spouse individually and directly owns an indivisible beneficial interest in the whole of said shares and with it share co-equal rights to vote and to dispose of said shares.

(2) Based upon 3,145,974 shares of Common Stock outstanding on September 30, 2024 as reported in Issuer’s 10Q.

Cusip No. 308856103	Schedule 13D/A	Page 4 of 8 Pages

Item 1. Security and Issuer.

This statement on Schedule 13D relates to the shares of common stock, par value $0.01 per share (“Common Stock”) of Farmers and Merchants Bancshares, Inc., a Maryland corporation (“Issuer”). The principal executive office of the Issuer is located at 4510 Lower Beckleysville Road, Suite H in Hampstead, Maryland 21074.

Item 2. Identity and Background.

(a)	Barry J. Renbaum and Carol E. Renbaum (collectively referred to here as the, “Reporting Persons”) are husband and wife and own the Common Stock to which this amended Schedule 13D relates as joint tenants. Each have agreed to file this statement jointly in an agreement entered into on June 1, 2023 pursuant to Rule 13d-1(k)(1) of the Securities Exchange Act of 1934, as amended. The aforesaid joint filing agreement is attached here as Exhibit A and is hereby and herein incorporated by reference.

(b)	The address of the principal office of Reporting Persons is 3921 Butler Road, Reisterstown, Maryland.

(c)	The Reporting Persons are husband and wife and manage a jointly owned portfolio of publicly traded securities traded at the address specified in Item 2 (b), above.

(d)	(During the last five years, neither of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(e)	See, Item 2 (d), above.

(f)	The Reporting Persons are citizens of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

All of the shares of Common Stock held by the Reporting Persons to which this amended Schedule 13D relates were purchased using their personal funds in open market transactions and through the Issuer’s dividend reinvestment plan for shareholders. Reporting Persons future purchases of Common Stock will also be funded by using their personal resources. None of the stock acquisitions to date nor any of the stock acquisitions in the future will be funded by borrowings of any type or kind.

Reporting Persons have neither purchased nor sold any shares of Common Stock since their most recently filed Schedule 13D (Amendment No. 6 to Schedule 13D).

Cusip No. 308856103	Schedule 13D/A	Page 5 of 8 Pages

Item 4. Purpose of Transaction

Reference is made to the (i) statements disclosed in Item 4 of the Schedule 13D initially filed by the Reporting Persons with the Securities and Exchange Commission (“Commission”) on December 19, 2022; and, (ii) statements subsequently disclosed in Item 4 of Schedule 13D Amendment Numbers 2, 3, 4, 5 and 6 subsequently filed with the Commission (the “Prior Filings”), except for the restatement of Item 4 of the last amended Schedule 13 as follows: Item 4 of this Amendment No. 7 to the Prior Filings amends and restates paragraph five (5) of Schedule 13D, Amendment No. 6 filed with the Commission on November 27, 2024. That amended and restated passage is now positioned in paragraph (4) of this Item 4.

As represented in Item 4 of Schedule 13D Amendment Nos. 4 and 5, Reporting Persons, in concert with their adult son, Bryan M. Renbaum, filed notices with state and federal banking regulators seeking permission to acquire 24.9% of Issuer’s Common Stock. They also disclosed their intention in those filings to sponsor up to three candidates for election to Issuer’s board of directors (“Board”) at the 2025 annual meeting of stockholders to represent their substantial investment in Issuer.

On November 22, 2024, Reporting Persons received final regulatory approval to acquire 24.9% of Issuer’s Common Stock. On that same day, Reporting Persons served notice on the Issuer that they were nominating Carol E. Renbaum and Bryan M. Renbaum for election to its board of directors at the 2025 annual meeting of stockholders.

By way of relevant background, on July 30, 2024, the Issuer’s board of directors (the, “Board”) published a press release (the “Press Release”) announcing their adoption of a so-called shareholder-rights plan for one year (the “One-Year Poison Pill”) and their concomitant filing of a registration statement implementing it. The Press Release intimated that the Board adopted the One-Year Poison Pill to protect and defend the Issuer and its shareholders from various threats posed by the Reporting Persons in seeking to purchase 24.9% of its Common Stock and seeking representation on the Board, when, in fact, the Renbaums could not take de facto control of the Board, the Issuer or Issuer’s management within the one-year time frame under the existing regime of applicable governance laws. Nor do the three Renbaums have any intention of staging such a takeover. Reporting Persons declare and affirm in this Seventh Amendment of Schedule 13D that they will never seek more than two representatives on the Board nor cast more than 10% of their voting shares in any future shareholder election of directors. Further, Reporting Persons will file a signed declaration with the Board evidencing that commitment which will also bear the signature of Bryan Renbaum.

Reporting Persons and Bryan M. Renbaum presently intend to seek appropriate remedial relief from state and federal regulatory agencies and to pursue appropriate judicial relief against the Issuer and three of its directors in connection with their adoption of the One-Year Poison Pill and for related action undertaken by them apparently calculated to inflict punitive economic loss and other like injury on the three Renbaums for increasing their investment in the Issuer and for nominating two directors to the Board.

Except for the foregoing recitals, Reporting Persons presently have no plans or proposals that relate to, or would result in, any of the actions specified in subparagraphs (a) through (j) of Item 4 of this Schedule 13D.

Item 5. Interest in Securities of Issuer.

(a)	As of the close of business on December 2, 2024, the Reporting Persons were nominal owners of record of 314,617 shares of Issuer’s Common Stock. In accordance with their status as joint co-owners of said Common Stock, each spouse owns a direct, albeit indivisible, interest in the aforementioned 314,617 shares of Issuer’s stock and share the power to vote those securities as well as the power to dispose of them. The second and third pages covering this amended Schedule 13D sets forth in rows (11) and (13), respectively, the aggregate number of shares of Common Stock beneficially owned by each of the Reporting Persons.

(b)	Barry J. Renbaum and his wife, Carol E. Renbaum, share the power to vote or to direct the vote, and to dispose or to direct the disposition of the 314,617 shares of Common Stock referenced in and limited by paragraph (a), directly above.

(c)	Reporting Persons have not purchased nor sold any shares of Common Stock since their most recent filing of an amended Schedule 13D.

(d)	No persons other than the Reporting Persons are known to have the right to receive or the power to direct the receipt of dividends from the securities beneficially owned by the Reporting Persons. No persons other than the Reporting Persons are known to the right to receive or the power to direct the receipt of the proceeds from the sale of the securities beneficially owned by the Reporting Persons.

(e)	Not Applicable.

Cusip No. 308856103	Schedule 13D/A	Page 6 of 8 Pages

Item 6. Contracts, Arrangements, Understandings, or Relationships Respecting Securities of Issuer.

On June 1, 2023, the Reporting Persons executed a revised Joint Filing Agreement in which each agreed to the joint filing on behalf of each of them of Schedule 13D with respect to the Common Stock of the Issuer. A copy of this agreement is attached hereto as Exhibit A and is incorporated herein by reference. The information set forth in Item 4 hereof is also hereby incorporated by reference into this Item 6. Except as referenced above or described in Item 4 hereof, there are no contracts, arrangements, understandings or relationships between the Reporting Persons named in Item 2 herein and any person with respect to any securities of the Issuer, including, but not limited to, the transfer or voting of any other securities, finder’s fees, joint ventures, loan or option arrangements, guarantees or divisions of profit or loss, or the giving or withholding of proxies. Also see, Item 4, supra, regarding Reporting Persons’ amendment and restatement of paragraph five (5) of Schedule 13D, Amendment No.6.

Item 7. Material To Be Filed as Exhibits.

(a) Exhibit A: Joint Filing Agreement dated June 1, 2023.

Cusip No. 308856103	Schedule 13D/A	Page 7 of 8 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we hereby certify that the information set forth in this statement is true, complete, and correct.

Date: December 2, 2024	/s/ Barry J. Renbaum
Barry J. Renbaum

Date: December 2, 2024	/s/ Carol E. Renbaum
Carol E. Renbaum

Cusip No. 308856103	Schedule 13D/A	Page 8 of 8 Pages

EXHIBIT A

Joint Filing Agreement

(Revised on June 1, 2023)

This joint filing agreement (the “Agreement”) is made and entered into on the first (1st) day of June, 2023 by and between Barry J. Renbaum and Carol E. Renbaum in consideration of their reciprocal promises in connection with and pursuant to Rule 13d-1(k)(1) promulgated under the Securities and Exchange Act of 1934, as amended.

The undersigned parties hereby consent to the joint filing with each other and on behalf of one another of a single Schedule 13D statement, including any future amendments thereto, with respect to their joint ownership of the common stock (par value $0.01 per share) of Farmers and Merchants Bancshares, Inc. beneficially and jointly owned by each of them.

Said undersigned parties further agree that each of them is responsible for the timely filing of such schedule and any amendments thereto and for the completeness and accuracy of the information concerning such person contained therein; provided, however, that neither such party is responsible for the completeness or accuracy of information concerning the other party making the filing, unless such party knows or has reason to believe that such information is inaccurate.

The undersigned further agree that this Joint Filing Agreement shall be included as an exhibit to the Schedule 13D joint filings referenced herein.

Date: June 1, 2023	/s/ Barry J. Renbaum
Barry J. Renbaum

Date: June 1, 2023	/s/ Carol E. Renbaum
Carol E. Renbaum